================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                   SCHEDULE TO
                                (Amendment No. 1)

                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                        --------------------------------

                              THE JUDGE GROUP, INC.
                       (Name of Subject Company (Issuer))

                              THE JUDGE GROUP, INC.
                       (Names of Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $.01 Per Share,
               under The Judge Group, Inc. 1996 Stock Option Plan
                         (Title of Class of Securities)

                                   481271-10-4
                      (CUSIP Number of Class of Securities)

                                 Amy E. Feldman
                                 General Counsel
                              The Judge Group, Inc.
                            Two Bala Plaza, Suite 400
                              Bala Cynwyd, PA 19004
                                 (610) 667-7700
                                 with a copy to:
                           James A. Lebovitz, Esquire
                          Stephen C. Costalas, Esquire
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

         (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                        --------------------------------

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]   third-party tender offer subject to Rule 14d-1.
 [X]   issuer tender offer subject to Rule 13e-4.
 [ ]   going-private transaction subject to Rule 13e-3.
 [ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ ]

                                   SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 7, 2002 (the "Schedule TO"), relating to the offer by The Judge Group, Inc. (the "Company") to exchange all options to purchase common stock having an exercise price equal to or greater than $2.10 per share currently outstanding under The Judge Group, Inc. 1996 Stock Option Plan (the "Plan") for new options to purchase shares of the common stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated February 7, 2002 (the "Offer to Exchange") and the related Election Form (the "Election Form", together with the Offer to Exchange, as each may be amended or supplemented from time to time, constitute the "Offer").

         Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Exchange and the Schedule TO.

ITEMS 1, 4, 6 and 7

         Items 1, 4, 6 and 7 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

         On February 26, 2002, the Company extended the exchange offer until 5:00 p.m., Eastern time, on March 14, 2002. The full text of the press release issued by the Company on February 26, 2002, announcing the extension of the exchange offer is filed as Exhibit (a)(12) hereto.

A. The third question and answer in the section of the Offer to Exchange entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

      "Why are we making the offer?

      Many of our outstanding options, whether or not they are currently exercisable, have per share exercise prices that are significantly higher than the current market price per share of our common stock. For this reason, we believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will offer option holders a choice of whether or not to keep their current stock options at their current exercise price, or to surrender those options in exchange for new options to purchase shares of our common stock to be granted on the date of the first meeting of the Stock Option Committee of the Board of Directors held at least six months and one day from the date we cancel the options accepted for exchange (the "replacement grant date"), which is scheduled to take place on September 20, 2002. We would like to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, to create better performance incentives for employees and thereby maximize stockholder value."

B. The fifth question and answer in the section of the Offer to Exchange entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

      "Who may participate in the exchange offer?

      Any current and active employee holding an eligible stock option may participate. Non-employee members of our Board of Directors may not participate in the exchange offer. As described below, employees must remain actively employed with The Judge Group, Inc. or one of its subsidiaries from the time the eligible stock options are tendered through the replacement grant date in order to remain eligible to participate in the offer."

C. The ninth question and answer in the section of the Offer to Exchange entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

         "How does the exchange work?

      The offer to exchange will require an employee to make a voluntary election to cancel outstanding stock options on or before March 14, 2002, in exchange for one new option for every three eligible stock options tendered. However, we will not issue any options exercisable for fractional shares. Instead we will round the number of new options down to the nearest whole number with respect to each grant tendered. For example, if you tender eleven eligible stock options that are accepted for exchange, you will receive three new options on the replacement grant date. Each new option will contain a new vesting schedule, a potential change in the tax treatment as qualified or non-qualified options as described below, and other differences described in Section 8. To participate, employees may tender some or all of their eligible stock options, however, if you are tendering any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. (See Sections 1 and 3.)"

D. The eleventh question and answer in the section of the Offer to Exchange entitled "SUMMARY TERM SHEET" is hereby amended and restated in its entirety as follows:

      "When will I receive my new options?

      We currently expect to grant your new options on the date of the first meeting of the Stock Option Committee of our Board of Directors held more than six months and one day after the date we cancel the options accepted for exchange (the "replacement grant date"), which is scheduled to take place on September 20, 2002. We will need time after the replacement grant date to make the new options available to you and to provide you with documentation of the grant. You should receive the documentation relating to the new options within one month of the replacement grant date."

E. The following question and answer is hereby added immediately following the twenty-eighth question and answer ("Will my new options be incentive stock options or non-qualified options?") in the section of the Offer to Exchange entitled "SUMMARY TERM SHEET":

      "What are the tax consequences of having an incentive stock option or non-qualified stock option?

      As noted above, each new option will be an incentive stock option to the extent it qualifies under section 422 of the Internal Revenue Code. To the extent those requirements are not met, it will be a non-qualified stock option. If you have an incentive stock option, you will not have taxable income and we are not entitled to a deduction when the option is granted or exercised. Provided that you meet the applicable holding period requirements for the shares received upon exercise of an incentive stock option (two years from the date of grant and one year from the date of exercise), the gain or loss realized upon your sale of the shares received upon exercise will be a long-term capital gain or loss, and we will not be entitled to a deduction.

      However, if you dispose of the shares received upon the exercise of an incentive stock option before meeting the applicable holding period requirements:

o you will have ordinary income at that time equal to the excess of the amount received upon such sale (or, if less, the fair market value of the shares at the time of exercise of the option) over the exercise price of the option, and

o you will have a capital gain, which will be treated as a long-term capital gain if the shares have been held for more than one year, equal to the excess of the amount received upon such sale over the fair market value of the shares on the exercise date.

      We generally will be entitled to a deduction equal to the amount you include in ordinary income.

      If the option you receive is a non-qualified stock option because the requirements of section 422 of the Internal Revenue Code are not met, you still will not have taxable income and we are not entitled to a deduction upon the grant of the option. Upon exercise of a non-qualified stock option, you will have ordinary income equal to the excess of the fair market value of the shares received over the exercise price of the option, and, provided that certain requirements of the Internal Revenue Code are met, we will be entitled to a corresponding deduction. Your tax basis in the shares of stock received upon exercise of a non-qualified stock option will be equal to the fair market value of such shares on the exercise date. If you sell the shares of stock you received upon exercise of a non-qualified stock option, you will generally realize a short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year. The amount of such gain or loss will be equal to the difference between the amount received in connection with the sale of the shares, and your tax basis in such shares."

F. The second paragraph of the section of the Offer to Exchange entitled "Withdrawal Rights" is hereby amended and supplemented by adding the following at the end thereof:

      "Any options that we have not accepted for exchange by the fortieth business day after commencement of the offer may be withdrawn."

G. The lead-in to the list of events in the first paragraph of the section of the Offer to Exchange entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

      "Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after February 7, 2002 and before the expiration date, any of the following events has occurred, or has been determined by us in our reasonable judgment to have occurred:"

H. Subsection (c) in the list of events in the first paragraph of the section of the Offer to Exchange entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

      "(c) there shall have occurred:

         (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

         (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

         (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

         (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

         (5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or those of our subsidiaries or on the trading in our common stock;

         (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or those of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

         (7) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;"

I. The last paragraph of the section of the Offer to Exchange entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

      "The conditions to the offer are for our benefit. We may waive them, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. If we waive a material condition to the offer, we will extend the offer five business days from the date that notice of the waiver is first published or provided to you. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons."

ITEMS 2 and 4

A. The first paragraph of the section of the Offer to Exchange entitled "Number of Options and Exercise Price; Expiration Date" is hereby amended and restated in its entirety as follows:

      "We are offering our employees the opportunity to exchange all outstanding options to purchase shares of our common stock that have an exercise price equal to or greater than $2.10 per share, granted under our 1996 Stock Option Plan (the "Plan") for new options to purchase shares of our common stock that we will grant under the Plan. If you wish to accept this offer, you must complete an election form agreeing to exchange your eligible stock options for new options. This offer is currently expected to expire at 5:00 p.m., Eastern time, on March 14, 2002, unless we extend the offer to a later date. Section 14 describes our rights to extend, terminate and amend the offer."

B. The second paragraph of the section of the Offer to Exchange entitled "Number of Options and Exercise Price; Expiration Date" is hereby amended and restated in its entirety as follows:

      "We will grant the new options on the date of the first meeting of the Stock Option Committee of our Board of Directors held more than six months and one day after the date we cancel the options accepted for exchange (the "replacement grant date"), which is scheduled to take place on September 20, 2002. You will receive one new option for every three eligible outstanding options that you tender and are accepted for exchange and cancelled. However, we will not issue any options exercisable for fractional shares. Instead, we will round the number of new options granted down to the nearest whole number of new options with respect to each grant tendered. For example, if you tender eleven eligible options that are accepted for exchange, you will receive three new options on the replacement grant date. The new options will have an exercise price equal to the closing price of our common stock as reported on the NASDAQ National Market or any other exchange on which we are currently listed on the replacement grant date as reported in the print edition of the Wall Street Journal. The new options will vest over four years: 25% on the one year anniversary of the grant date, 25% on the two year anniversary of the grant date, 25% on the three year anniversary of the grant date, and 25% on the four year anniversary of the grant date. Note that even if the options you tender into this offer have vested, the new options you receive will vest over four years according to this schedule."

C. The fourth paragraph of the section of the Offer to Exchange entitled "Procedures for Tendering Options" is hereby amended and restated in its entirety as follows:

      "Determination of Validity, Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not eligible to be tendered, are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange properly and timely tendered options that are not validly withdrawn. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice."

ITEM 10

A. The following paragraph is hereby added immediately prior to the second paragraph in the section of the Offer to Exchange entitled "Information Concerning The Judge Group, Inc.":

"Set forth below is a selected summary of our financial information. The financial data as of December 31, 2000 and December 31, 1999 and for the years ended December 31, 2000 and December 31, 1999 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000. The financial data as of September 30, 2001 and for the nine months ended September 30, 2001 and September 30, 2000 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. This financial data should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.



                                               Nine Months Ended                         Fiscal Years Ended
                                                           (in thousands, except per share data)
                                       September 30,        September 30,     December 31, 2000     December 31, 1999
                                           2001                 2000
Income Statement Data:
Revenues                                 $      81,963        $     84,216        $      114,217        $      113,705
Gross profit                                    29,100              29,496                39,861                38,135
Income from Continuing
Operations                               $        (152)       $      3,369        $        3,983        $        2,344
Net Income (Loss)                        $        (152)       $      3,369        $        3,983        $       (6,084)

Basic and Diluted Income from
Continuing Opetrations per share:        $       (0.01)       $       0.24        $         0.29        $        (0.17)

Basic and Diluted Net Income (Loss)
per share:                               $       (0.01)       $       0.24        $         0.29        $        (0.44)

                                                                                     As of
                                                         September 30, 2001    December 31, 2000     December 31, 1999
                                                                     (in thousands, except per share data)
Balance Sheet Data:
Current Assets                                                $     20,143        $       24,917        $       22,338
Noncurrent Assets                                                   11,600                12,425                12,747
Current Liabilities                                                  6,385                 8,309                 8,157
Noncurrent Liabilities                                               6,396                10,041                10,922

Book Value Per Share                                         $        1.40        $         1.38        $         1.16


Ratio of Earnings to Fixed Charges.
                                                Nine Months Ended                        Fiscal Years Ended
                                                             (in thousands, except ratio data)
                                        September 30,        September 30,       December 31,         December 31,
                                            2001                 2000                2000                 1999
Earnings:
   Income (Loss) before income taxes      $       (153)       $      3,773        $        4,083        $        4,221
   Fixed charges                                   500                 701                   995                   829
Operating Income                          $        347        $      4,474        $        5,078        $        5,050

Ratio of Earnings to Fixed Charges               0.7:1               6.4:1                 5.1:1                 6.1:1



ITEM 11

The full text of the press release issued by the Company on February 26, 2002, announcing the extension of the Offer is attached as Exhibit (a)(12).

ITEM 12

Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:


(a)(11) Form of letter and email to eligible option holders enclosing Supplement to Offer to Exchange.

(a)(12)  Press Release issued by The Judge Group, Inc. on February 26, 2002.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify as of February 26, 2002 that the information set forth in this statement is true, complete and correct.

                                         THE JUDGE GROUP, INC.

                                         By:      /s/ Robert G. Alessandrini
                                                  ----------------------------
                                         Title:   Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit Number     Description


(a)(1)*           Offer to Exchange, dated February 7, 2002.

(a)(2)            Form of Election Form.

(a)(3)*           Form of Withdrawal Form.

(a)(4)*           Form of e-mail letter to eligible option holders.

(a)(5)*           Form of letter to eligible option holders.

(a)(6)* The Judge Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on March 27, 2001, which is incorporated herein by reference.

(a)(7)* The Judge Group, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the SEC on November 13, 2001, which is incorporated herein by reference.

(a)(8)*           Form of Personnel Option Status Report.

(a)(9)*           Press Release issued by The Judge Group, Inc. on February 7,
                  2002.

(a)(10)* Form of e-mail to eligible option holders confirming receipt of Election Form.

(a)(11) Form of letter and email to eligible option holders enclosing Supplement to Offer to Exchange.

(a)(12)           Press Release issued by The Judge Group, Inc. on February 26,
                  2002.

(d)(1)* The Judge Group, Inc. 1996 Stock Option Plan, as amended and restated effective May 22, 2001, filed as Exhibit 10.6 to The Judge Group, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the SEC on August 10, 2001, which is incorporated herein by reference.

(d)(2)* Form of Option Agreement issued pursuant to The Judge Group Inc. 1996 Stock Option Plan.

(d)(3)* Form of Non-Qualified Option Agreement issued pursuant to The JudgeGroup Inc. 1996 Stock Option Plan.

-------------
*   Previously Filed